Exhibit 99.1

Borr Drilling Limited – Increase in share capital

Reference is made to Borr Drilling Limited's (the "Company") (NYSE and OSE: "BORR") stock exchange releases related to the equity offering of 13,333,333 new depository receipts to be listed on the Oslo Stock Exchange (the “Offer Shares”), representing the beneficial interests in the same number of the Company's underlying common shares, each at a subscription price at USD 2.25 per Offer Share.

The Offer Shares were settled today, on Monday 31 January 2022, and the Company's issued share capital has been increased by USD 1,333,333.30 to USD 15,055,150.80, divided into 150,551,508 common shares, each with a nominal value of USD 0.10 per share.

The common shares referred to herein have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States, except pursuant to an applicable exemption from registration.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Hamilton, Bermuda, 31 January 2022